SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                     SCHEDULE 13D

       Under the Securities Exchange Act of 1934
                 (Amendment No.  3  )*

                    American Exploration Company

                   (Name of Issuer)

                 Common Stock, par value $.05 per share


            (Title of Class of Securities)

                            025762-10-5


                    (CUSIP Number)



                   Peter E. Lorenzen
                Snyder Oil Corporation
                    777 Main Street
                      Suite 2500
                 Fort Worth, TX  76102
                      (817) 338-4043

    (Name, Address, and Telephone Number of Person
   Authorized to Receive Notices and Communications)

                      March 29, 1994
       (Date of Event which Requires Registrant
                  of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            (Continued on following pages)
        Page 1 of 91 Pages   CUSIP No. 025762-10-5          13D
                       Page  2  of  3  Pages

  1  Name of Reporting Person

 S.S. or I.R.S. Identification No. of Above Person
   Snyder Oil Corporation

     I.R.S. Identification No. 75-2306158


2  Check the Appropriate Box if a Member of a Group*  (a)

                                                      (b)

3  SEC USE ONLY


4  Source of Funds*
            WC BK


5  Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(d) or 2(e)


6  Citizenship or Place of Organization
             Delaware

                7 Sole Voting Power
    Number of       6,740,938
     Shares
  Beneficially  8 Shared Voting Power
    Owned By          0
      Each
    Reporting   9 Sole Dispositive Power
     Person         6,740,938
      With
                10 Shared Dispositive Power
                      0

11 Aggregate Amount Beneficially Owned by Each Reporting
   Person
              6,740,938

12 Check Box if the Aggregate Amount in Row (11) Excludes
   Certain Shares*


13 Percent of Class Represented by Amount in Row (11)
              9.7%

14 Type of Reporting Person*
        CO


               *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 5.   Interest in Securities of the Issuer.

Item 5 is amended to add the following:

     On March 29, 1994, SOCO holds 6,740,938 shares of Common Stock, representing approximately 9.7% of the 69,417,425 shares of Common Stock as of October 29, 1993 as reported by the Issuer in its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1993. To the best of SOCO's knowledge, no other person named in Item 2 above beneficially owns any of the Issuer's Common Stock.

     During the 60 days prior to the date hereof, SOCO has effected the following purchases of the Common Stock:

                    Number of        Price
Date                 Shares        Per Share

February  9, 1994       3,600      $1.4375
February 10, 1994       4,700      $1.4375
February 11, 1994      18,000      $1.4375
February 15, 1994      32,000      $1.4375
February 18, 1994      31,800      $1.4375
February 22, 1994      23,400      $1.4375
February 23, 1994       2,700      $1.4375
February 24, 1994      19,300      $1.4375
February 25, 1994         600      $1.4375
March     2, 1994         500      $1.4375
March     9, 1994       4,200      $1.4375
March    10, 1994      71,400      $1.4375
March    11, 1994      26,800      $1.4375
March    14, 1994       9,400      $1.4375
March    29, 1994     675,000      $1.4375

All such transactions were market purchases.

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATE:  March 29, 1994
                                        SNYDER OIL CORPORATION

                                        By:  /s/Peter E. Lorenzen

                                             Peter E. Lorenzen
                                             Vice President